Exhibit 4.1
LEGGETT & PLATT, INCORPORATED
EXECUTIVE DIVERSIFIED PROGRAM
As amended and restated August 26, 2026
1.    NAME AND PURPOSE
1.1    Name. The name of this Program is the “Leggett & Platt, Incorporated Executive Diversified Program.” It is an amendment and restatement of the Leggett & Platt, Incorporated 2005 Executive Stock Unit Program effective January 1. 2023.
1.2    Purpose. This Program is intended to attract, motivate, retain and reward Key Employees by giving them the opportunity to build retirement savings based on changes in the value of the Diversified Investments. The Program is an unfunded deferred compensation plan for a select group of management and/or highly compensated employees as described in ERISA. The Program was, prior to this amendment and restatement, originally established pursuant to the Leggett & Platt, Incorporated Flexible Stock Plan.
1.3    Effective Date. This Program is generally effective as of the date and time of the closing of the merger of Sparrow Unity Corporation, a subsidiary of Somnigroup International Inc. (the “Parent”), with and into the Company (the “Closing Date”), except as otherwise provided herein.
2.    DEFINITIONS
2.1    Account. A separate book account established by the Company or its third-party agent to track, until the Closing Date, Stock Units and Diversified Investments, and upon and following the Closing Date, Diversified Investments, for each Participant. Upon and following the Closing Date, each Account will be comprised of a Participant Account and a Company Account.
2.2    Additional Matching Contribution. The Company’s additional contribution of amounts to a Participant’s Account made pursuant to Section 4.5.
2.3    Beneficiary. The person or persons designated as the recipient of a deceased Participant’s benefits under the Program.
2.4    Board. Until the Closing Date, the Board of Directors of the Company, and upon and following the Closing Date, the Board of Directors of the Parent.
2.5    Calendar Year. Any calendar year beginning on or after January 1, 2005.
2.6    Change in Control. “Change in Control” shall be defined as any event qualifying for a distribution of deferred compensation under Section 409A(a)(2)(A)(v) of the Internal Revenue Code.
2.7    Committee. Until the Closing Date, the Flexible Stock Plan Committee of the Board of Directors of the Company, and upon and following the Closing Date, the Compensation Committee of the Board of Directors of the Parent, or in either case, except as to Section 16

Officers who continue to be subject to the requirements of Section 16 of the Securities Exchange Act of 1934, the Management Committee or any person to whom the administrative authority has been delegated by the Committee.
2.8    Common Stock. The Company’s $.01 par value common stock.
2.9    Company. Leggett & Platt, Incorporated.
2.10     Company Stock Account. That portion of a Participant’s Account denominated in Stock Units until the Closing Date. Upon and following the Closing Date, no Company Stock Account shall exist.
2.11    Compensation. Salary, bonuses, and all other forms of cash compensation, to the extent designated by the Committee, for services performed for, and earned and vested in, a Calendar Year. For purposes of determining the amount of Compensation that a Participant is eligible to defer, Compensation will also include remuneration which would have been received in cash but for the Participant’s election to defer such remuneration in accordance with any deferred compensation program of the Company; provided that no such Compensation that is deferred under another plan will actually be deferred under this Program. Any amounts considered as Compensation by virtue of the preceding sentence will be counted as Compensation only once and will not be counted as Compensation in a future Calendar Year, even if the benefits derived from such compensation are includible in the Participant’s taxable income in a subsequent year. Compensation will not include any bonus earned and vested in a Calendar Year, but to be paid in a subsequent Calendar Year, if the Participant is not eligible to participate in this Program during such subsequent Calendar Year.
2.12    Contributions. The amounts contributed to a Participant’s Account, which include Participant Contributions, Premium Contributions, Matching Contributions, Additional Matching Contributions and Dividend Contributions.
2.13    Disability. A Participant is considered disabled if the Participant is unable to substantially perform duties and responsibilities by reason of any accident or illness that can be expected to result in death or to last for a continuous period of not less than one year.
2.14    Diversified Investment Account. That portion of a Participant’s Account denominated in Diversified Investments. Upon and following the Closing Date, 100% of a Participant’s Account will be denominated in Diversified Investments.
2.15    Diversified Investments. Various investments (including mutual funds, bonds, etc.) offered under the Program, as determined by the Investment Committee. If the Investment Committee replaces a fund with another similar investment, all the balances in the original fund will be transferred to the new investment. If an investment category is deleted, the Investment Committee will determine to which investment option the assets should be mapped. The Company does not actually purchase the Diversified Investments for or on behalf of the Participant’s Diversified Investment Account. The Diversified Investment is a notional investment such that the Participant’s investment in Diversified Investments is merely an obligation by the Company to pay an amount that provides the same return (positive or negative) as the selected Diversified Investment.
2.16    Dividend Contribution. The Company’s contribution of dividend amounts to a Participant’s Company Stock Account made pursuant to Section 4.6. No Dividend Contributions will be made upon or following the Closing Date.
2.17    Election. A Participant’s election to contribute Compensation, which sets forth the percentage of Compensation to be contributed, the method of distribution of Stock Units (only for distributions actually made before the Closing Date), and such other items as the Committee may require.
2.18    Employer. The Company or any directly or indirectly majority-owned subsidiary, partnership or limited liability company of the Company.
2.19    ERISA. The Employee Retirement Income Security Act of 1974, as amended.
2.20    Fair Market Value. The closing price of Common Stock on a given date as reported on the New York Stock Exchange composite tape or, in the absence of sales on a given date, the closing price (as so reported) on the New York Stock Exchange on the last day on which a sale occurred prior to such date.
2.21    Investment Election. The Participant’s election to direct, until the Closing Date, Participant Contributions and Premium Contributions, and upon and following the Closing Date, all Contributions, into the Diversified Investments offered under the Program.
2.22    Key Employee. A management and/or highly compensated employee of the Employer.
2.23    Investment Committee. Until the Closing Date, the Company’s Investment Committee, and upon and following the Closing Date, the Board of Directors of the Parent or a committee selected by the Parent Board.
2.24    Management Committee. A committee selected by the Board that is authorized to act on behalf of the Committee under the Program, except with respect to Section 16 Officers who continue to be subject to the requirements of Section 16 of the Securities Exchange Act of 1934.
2.25    Matching Contribution. Until the Closing Date, the Company’s contribution of amounts to a Participant’s Company Stock Account equal to 50% of a Participant’s Contribution made pursuant to Section 4.4, and upon and following the Closing Date, the Company’s contribution of amounts to a Participant’s Company Account equal to 58.825% of a Participant’s Contribution made pursuant to Section 4.4.
2.26    Participant. A Key Employee selected to participate in the Program who has delivered a signed Election to the Company. For the avoidance of doubt, employees of the Parent and its subsidiaries that are not either the Company or subsidiaries of the Company are not eligible to be Participants.
2.27    Participant’s Contribution. The Participant’s contribution of Compensation.
2.28    Premium Contribution. The Company’s contribution equal to 17.65% of the Participant Contribution.
2.29    Retirement. A Participant’s termination, other than for cause, occurring (i) on or after age 65, or (ii) on or after the date at which the combination of the Participant’s age and Years of Service is greater than or equal to 70 years.
2.30    Section 16 Officers. All officers of the Company who are, or were immediately before the Closing Date, subject to the requirements of Section 16 of the Securities Exchange Act of 1934.
2.31    Section 409A. Section 409A of the Internal Revenue Code, including all regulations and other guidance of general applicability issued thereunder.
2.32    Separation from Service. A termination of employment or other event as defined under Section 409A. Generally, a Separation of Service is deemed to have occurred when a Participant’s services have been reduced to a rate that is expected to be 20% or less of the average rate of services performed by the Participant in the 36 months preceding the reduction.
2.33    Specified Employee.    Any Participant meeting the definition of “specified employee” under Section 409A(a)(2)(B)(i).
2.34    Stock Unit. Until the Closing Date, a unit of account deemed to equal a single share (or fractional share as the case may be) of the Company’s Common Stock. Upon and following the Closing Date, no Stock Units shall exist.
2.35    Unforeseeable Emergency. A severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.
2.36    Year of Service. Any calendar year in which the Participant completes 1,000 hours of service. An hour of service means any hour for which the Employer pays the Participant, including hours paid for vacation, holiday or disability. If the Participant was employed by a company or division acquired by the Company, the Participant’s service will include hours of service with the acquired company. If, upon or following the Closing Date, a Participant’s employment is transferred to the Parent or a subsidiary thereof that is not an Employer, service for the Parent or subsidiary will be combined and cumulated with the Participant’s prior service and counted in the same manner as provided above.

3.    ELIGIBILITY AND PARTICIPATION
3.1    Selection of Participants. The Committee will select the Key Employees eligible to become Participants. Unless waived by the Committee, a Key Employee must have been employed with the Company one year or more to be eligible to participate in the Program. If the Participant was employed by a company or division acquired by the Company, the Participant’s service will include service with the acquired company for purposes of eligibility.
3.2    Continued Eligibility. The Committee may revoke a Participant’s right to participate if the Participant no longer meets the Program’s eligibility requirements or for any other reason. If a Participant’s employment is terminated for any reason, the Participant’s right to participate in the Program will cease. Except as provided in Section 5.4, such termination will not affect, until the Closing Date, Stock Units and Diversified Investments already credited to the Participant’s Account, and upon and following the Closing Date, Diversified Investments already credited to the Participant’s Account.
4.    CONTRIBUTIONS AND PARTICIPANT ACCOUNTS
4.1    Accounts. An Account will be established for each Participant to track, until the Closing Date, the Participant’s Stock Units and Diversified Investments, and upon and following the Closing Date, the Participant’s Diversified Investments. Upon and following the Closing Date, each Account will be comprised of a Participant Account and a Company Account. An Account is a bookkeeping device only, established for the purpose of crediting and tracking notional investments of the Participant in, until the Closing Date, the Stock Units and Diversified Investments, and upon and following the Closing Date, Diversified Investments. Each Account will track, until the Closing Date, Company Stock and Diversified Investments separately, and upon and following the Closing Date, the Diversified Investments only.
4.2    Participant Contributions. Each Participant may elect to contribute to the Program a percentage of the Participant’s Compensation above a certain threshold. For 2026, the threshold is $33,361, which amount may be increased for years after 2026. The Committee will determine the maximum Participant Contribution percentage. Participant’s Contributions will be made by payroll deduction on a bi-weekly basis or as Compensation otherwise would have been paid, unless the Committee determines otherwise.
All Participant Contributions will be directed into the Diversified Investments elected by the Participant and held in the Participant’s Diversified Account. If a Participant has not elected Diversified Investments, Participant Contributions will be directed into the default Diversified Investment established by the Investment Committee until the Participant elects other Diversified Investments. Upon and following the Closing Date, all Participant Contributions for a Participant, regardless of when made, will be held in a Participant Account.
4.3     Premium Contributions. The Company will make a Premium Contribution equal to 17.65% of the Participant’s Contribution. Premium Contributions will be made at the same time as the Participant’s Contributions and will be directed into the Diversified Investments elected by the Participant, or in the absence of an Investment Election, into the default

Diversified Investment established by the Committee. Upon and following the Closing Date, all Premium Contributions for a Participant, regardless of when made, will be held in a Participant Account.
4.4    Matching Contributions. Until the Closing Date, the Company will make a Matching Contribution to the Participant’s Company Stock Account equal to 50% of the Participant’s Contribution, and Matching Contributions will be made at the same time as the Participant’s Contributions and will acquire Stock Units at a price equal to 85% of the Fair Market Value of a share of Common Stock on the date such Contributions are made. Upon and following the Closing Date, the Company will make a Matching Contribution to the Participant’s Company Account equal to 58.825% of the Participant’s Contribution, and Matching Contributions will be made at the same time as the Participant’s Contributions and will be directed into the Diversified Investments elected by the Participant, or in the absence of an Investment Election, into the default Diversified Investment established by the Committee. Upon and following the Closing Date, all Matching Contributions for a Participant, regardless of when made, will be held in a Company Account.
4.5 Additional Matching Contributions. The Company will make, until the Closing Date, an Additional Matching Contribution to the Participant’s Company Stock Account, and upon or following the Closing Date, to the Participant’s Company Account, equal to a percentage of the Participant’s Contribution for the applicable Calendar Year if the Company’s results for the Calendar Year meets the threshold level established for corporate payouts under the primary performance metric (the “Performance Metric”) under the Key Officers Incentive Plan or replacement plan thereto (the “Incentive Plan”). The Performance Metric will be calculated in the same manner as it is calculated under the Incentive Plan for a given year. The Additional Matching Contribution will begin at 25% of the Participant’s Contribution for the applicable Calendar Year for achievement of the Performance Metric at the threshold level and increase ratably to a maximum 50% of the Participant’s Contribution for achievement of the Performance Metric at the target level, with such threshold and target levels to be determined by the Compensation Committee of the Board. Such Contribution will be credited, until the Closing Date, to the Company Stock Account, and upon and following the Closing Date, to the Company Account, of each Participant who was employed as of the last business day of the Calendar Year, plus each Participant whose employment terminated prior to such date due to Disability, death, or Retirement. Additional Matching Contributions, if any, will be credited to the Participant’s Company Account by March 15th following the applicable Calendar Year. Upon and following the Closing Date, all Additional Matching Contributions for a Participant, regardless of when made, will be held in a Company Account.
4.6    Dividend Contributions. Until the Closing Date, on the date a cash dividend is paid on Common Stock, the Company will make a Dividend Contribution to the Participant’s Company Stock Account equal to the per share cash dividend on the number of Stock Units credited to the Participant’s Company Stock Account on the dividend record date, and will acquire Stock Units at a price equal to 85% of the Fair Market Value of a share of Common Stock on the date such Dividend Contributions are made. Upon and following the Closing Date, no Dividend Contributions will be made. Upon and following the Closing Date, all Dividend Contributions previously made for a Participant will be held in a Company Account.

4.7    Participant’s Election. A Participant’s Election (including contribution percentage and form of distribution) will be made in a form approved by the Committee. The Election must be made on or before December 31 for Compensation for services performed and to be earned and vested in the following Calendar Year, except that newly eligible Participants may, within 30 days of first becoming eligible for participation (which 30-day period does not include any period where investment decision restrictions are imposed under the Company’s insider trading policy or pursuant to applicable law (the “Blackout Restrictions”)), make an Election for Compensation for services performed and earned subsequent to the date of Election.
On or before December 31 of each year following the Participant’s initial Election, subject to the Blackout Restrictions, the Participant may change the contribution percentage for the next Calendar Year or may terminate the Election for the next Calendar Year. If no change or termination is received by December 31, or such earlier date if required pursuant to the Blackout Restrictions, the Participant’s Election will irrevocably carry forward for the next Calendar Year. The Participant may not change the form of distribution selected in the initial Election, except as provided in Section 5.7.
The Committee may provide for Elections at any other times with respect to all or any part of Compensation or Contributions to the extent that such Elections are consistent with the requirements of Section 409A.
4.8    Participant’s Investment Election. Participants may choose the percentage of, until the Closing Date, their Participant Contributions, and upon and following the Closing Date, all Contributions they wish to direct into each Diversified Investment. Unless otherwise determined by the Committee, Participants will make their Investment Elections online via secure Account access provided by the Company’s third-party record keeper. Participants may change their Investment Elections as to, until the Closing Date, future Participant Contributions, and upon or following the Closing Date, all future Contributions, at any time subject to normal administrative procedures, unless otherwise determined by the Committee. Each Participant will be solely responsible for the selection of his or her investment choices.
As of the Closing Date, all Company Stock Units held in each Participant’s Company Stock Account (including an account as to which installments distributions have already commenced) will be converted, at a price per share of Common Stock equal to the average of the Fair Market Value per share for the five (5) trading days immediately prior to the Closing Date, into Diversified Investments in the Participant’s Company Account based on the then most recent investment election in effect pursuant to the first paragraph of this Section 4.8.
A Participant may change the investment of his Participant Account and Company Account among the Diversified Investments from time to time in the same manner as provided pursuant to the first paragraph of this Section 4.8.
4.9    Treatment of Performance Compensation for Certain Newly Eligible Participants. A Participant may become newly eligible for the Program due to a Compensation increase, whereas the Participant was previously eligible for a qualified Company benefit (e.g. a 401(k) plan sponsored by the Company). A Participant may not defer performance compensation (e.g. an annual bonus) payable in the first year of eligibility if any portion of it was for services performed, or if it was earned and vested, prior to becoming eligible to participate in the Program. In such a case, the Company will make the Matching Contribution and any Additional Matching Contribution as though the Participant’s Contribution had been made with respect to performance compensation received in the first year of eligibility.
4.10    Change in Capitalization. Until the Closing Date, in the event of a stock dividend, stock split, merger, consolidation or other recapitalization of the Company affecting the number of outstanding shares of Common Stock, the number of Stock Units credited to a Participant’s Account will be appropriately adjusted.
4.11    Impact of Deferred Compensation Program. Some Participants defer 100% of their Compensation under the Company’s Deferred Compensation Program. Since the Compensation remaining after such a deferral is not sufficient to allow the Participant to make the full Participant’s Contribution, the Company will make the Matching Contribution and any Additional Matching Contribution as though the full Participant’s Contribution had been made.
5.    DISTRIBUTION
5.1    Distribution. Except in the case of Specified Employees, distribution of a Participant’s vested Account will be made within 90 days after Separation from Service, Disability or death and in accordance with the distribution schedule elected by the Participant. Distribution of a Specified Employee’s vested Account will be made six months after Separation from Service (other than by Disability or death) in order to conform to Section 409A, then in accordance with the distribution schedule elected by the Participant.
Until the Closing Date, (a) distribution of a Participant’s vested Account will be based on the number of shares or units and market value of the investments held in the Account upon Separation of Service, (b) a Participant’s Diversified Investment Account will be settled in cash, and the vested Company Stock Account will be settled in shares of the Company’s Common Stock, (c) prior to distribution, the Stock Units held in the Participant’s vested Company Stock Account will be converted to whole shares of Common Stock, with any fractional share rounded to the nearest whole share, (d) if Stock Units are credited to the Participant’s vested Company Stock Account after a distribution has been made (e.g., as a result of Dividend Contributions or Additional Matching Contributions), a subsequent distribution of those Stock Units will be made within 60 days of the date the Stock Units are credited to the Participant’s vested Company Stock Account, which distribution in the case of the Additional Matching Contribution will occur in the Calendar Year following the Calendar Year of Separation from Service, (e) although the Company intends to settle Participants’ vested Company Stock Accounts in shares of the Company’s Common Stock, notwithstanding any other provision of the Program, the Company reserves the right to pay Stock Units in cash in lieu of shares of Common Stock, except for distributions to Section 16 Officers and (f) if settled in cash, the amount of the distribution will be equal to the Fair Market Value of the number of shares of Common Stock that would otherwise be issued. Fair Market Value shall be determined at the date the shares of Common Stock would otherwise have been issued.

Upon and following the Closing Date, (a) distribution of a Participant’s Account will be based on the market value of the investments held in the vested Account upon Separation of Service, (b) the Participant’s vested Account will be settled in cash, and (c) if any Contributions are credited to the Participant’s vested Account after a distribution has been made (e.g., as a result of Additional Matching Contributions), a subsequent distribution will be made, based on the market value of the investments held in the vested Account determined as of the date used administratively for processing the distribution, within 60 days of the date the Contributions are credited to the Participant’s vested Account, which distribution in the case of the Additional Matching Contribution will occur in the Calendar Year following the Calendar Year of Separation from Service,
5.2    Form of Distribution. Participants may elect to receive distributions of their vested Accounts in (a) a lump sum amount, or (b) annual installments for up to 15 years. Annual installment distributions will be made by January 31st of each Calendar Year following the Calendar Year of the initial distribution. Each annual distribution will be equal to the balance of the Account divided by the number of payments remaining.
If a Participant does not elect a form of distribution in the initial Election or if a Participant’s vested Account value does not exceed $50,000 upon Separation from Service, the distribution will be made in a lump sum.
5.3    Withholding from Distributions. The Company will withhold from distributions any amount required to pay applicable taxes (at the Company’s required withholding rate). Until the Closing Date, the tax withholding for distributions from the Participant’s Company Stock Account will be made in shares of Common Stock. Alternatively, the Participant may pay such taxes in cash if he makes suitable arrangements with the Company before the distribution date. The Committee may, at any time, require a Participant to settle the tax liability in cash.
5.4    Forfeiture of Stock Units/ Company Account. Notwithstanding any other provision of the Program, if a Participant who has less than 5 Years of Service has a Separation from Service, unless the Committee determines otherwise, the Participant will forfeit any portion of the Account acquired by Company Matching Contributions, Additional Matching Contributions or Dividend Contributions (i.e., upon and following the Closing Date, the Company Account). However, such forfeiture will not occur if the Participant has a Separation from Service due to death, Disability or Retirement. For the avoidance of doubt, the portion of the Account acquired by Participant’s Contributions and Premium Contributions (i.e., upon and following the Closing Date, the Participant Account) is 100% vested at all times.
5.5    Beneficiary. If a Participant dies before receiving all distributions due under the Program, the remaining distributions will be made to the Participant’s Beneficiary. Each Participant may designate a Beneficiary and change the Beneficiary from time to time. Beneficiary designations are made and tracked through the company’s record keeper. If a Participant has no living designated Beneficiary, then the Beneficiary will be the Participant’s personal representative.

5.6    Distribution Upon Unforeseeable Emergency or Change in Control. In the event of an Unforeseeable Emergency, the Committee may authorize an immediate distribution to the Participant as permitted under Section 409A. In addition, the Committee may terminate and liquidate the Program within 30 days preceding or 12 months after a Change in Control and direct all payments to be made within 12 months of its action to the extent permitted under Section 409A.
5.7    Change in Form of Distribution. A Participant may extend the payout period of an installment election or change the form of distribution, not to exceed the maximum payout period of 15 years or such other period determined by the Committee. For purposes of the foregoing, each payment in an installment distribution will be deemed a separate payment and each payout date in an installment distribution election will be treated as a separate election. The election change must be made not less than 12 months prior to Separation from Service and must extend the first distribution payment by at least 5 years, consistent with the requirements of Section 409A.
5.8     Distribution upon Section 409A Failure. Notwithstanding any of the foregoing provisions of Sections 5.1 through 5.7, if there is a failure of the Program to satisfy Section 409A of the Internal Revenue Code (“Section 409A”), the Company may in its sole discretion, but is not required to, distribute the portion of the Account of any Participant that must be included in the Participant’s income as a result of the Section 409A failure; provided, however, in no event will a distribution from the Participant’s Account exceed the balance of the Participant’s vested Account, as most recently determined as of the date of distribution. Any such distribution shall be made as soon as is administratively feasible after the Company has both identified the Section 409A failure and determined to make the distribution. No Participant shall be provided the discretion to receive such distribution or a direct or indirect election as to whether the Company will make such distribution. In addition to the tax withholding provided for in Section 5.3, the Company may withhold all federal, state, and local income and employment taxes that may have been previously required as a result of the Section 409A failure. Each Participant is responsible for payment of all taxes, including taxes that are due as a result of any Section 409A failure. The Company has no liability for any Participant’s taxes.
6.    ADMINISTRATION
6.1    Administration. Except to the extent the Committee otherwise designates pursuant to Section 6.2(f), the Committee will control and manage the operation and administration of the Program.
6.2    Committee’s Authority. The Committee will have such authority and discretion as may be necessary to discharge its responsibilities under the Program, including the authority and discretion to: (a) interpret the provisions of the Program; (b) adopt rules of procedure consistent with the Program; (c) determine questions relating to benefits and rights under the Program; (d) maintain records concerning the Program; (e) determine the content and form of the Participant’s Election and all other documents required to carry out the Program; and (f) designate any Company employee or committee, including the Management Committee, to carry out any of the

Committee’s duties, including authority to manage the operation and administration of the Program.
6.3    Section 16 Officers. Notwithstanding the foregoing, the Committee may not delegate its authority, (a) prior to the Closing Date, with respect to Section 16 Officers, and (b) following the Closing Date, with respect to Section 16 Officers who continue to be subject to the requirements of Section 16 of the Securities Exchange Act of 1934, if any,
6.4    Compliance with Applicable Law. Notwithstanding anything contained in the Program or in any document issued under the Program, it is intended that the Program will at all times meet the requirements of Section 409A and any regulations or other guidance issued thereunder, and that the provisions of the Program will be interpreted to meet such requirements.
7.    CLAIMS
7.1    Adjudication of Claims. The Committee and the Company’s Secretary will make all determinations regarding benefits under the Program in accordance with ERISA.
7.2    Notice of Denial. If a Participant (or other person entitled to file a claim for benefits under ERISA) (a “claimant”) is denied a claim for benefits under the Program, the Committee shall provide to the claimant written notice of the denial within ninety (90) days (forty-five (45) days with respect to a denial of any claim for benefits due to the Participant’s Disability) after the Committee receives the claim, unless special circumstances require an extension of time for processing the claim. If such an extension of time is required, written notice of the extension shall be furnished to the claimant prior to the termination of the initial 90-day or 45-day period, as applicable. In no event shall the extension exceed a period of ninety (90) days (thirty (30) days with respect to a claim for benefits due to the Participant’s Disability) from the end of such initial period. With respect to a claim for benefits due to the Participant’s Disability, an additional extension of up to thirty (30) days beyond the initial 30-day extension period may be required for processing the claim. In such event, written notice of the extension shall be furnished to the claimant within the initial 30-day extension period. Any extension notice shall indicate the special circumstances requiring the extension of time, the date by which the Committee expects to render the final decision, the standards on which entitlement to benefits are based, the unresolved issues that prevent a decision on the claim and the additional information needed to resolve those issues.
7.3    Contents of Notice of Denial. If a claimant is denied a claim for benefits under the Program, the Committee shall provide to such claimant written notice of the denial which shall set forth: (a) the specific reasons for the denial; (b) specific references to the pertinent provisions of the Program on which the denial is based; (c) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; (d) an explanation of the Program’s claim review procedures, and the time limits applicable to such procedures, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review; (e) in the case of a claim for benefits due to a Participant’s Disability, if an internal rule, guideline, protocol or other similar criterion is relied upon in making the adverse determination, either the specific rule, guideline, protocol or other similar criterion; or a statement that such rule, guideline, protocol or other similar criterion was relied upon in making the decision and that a copy of such rule, guideline, protocol or other similar criterion will be provided free of charge upon request; and (f) in the case of a claim for benefits due to a Participant’s Disability, if a denial of the claim is based on a medical necessity or experimental treatment or similar exclusion or limit, an explanation of the scientific or clinical judgment for the denial, an explanation applying the terms of the Program to the claimant’s medical circumstances or a statement that such explanation will be provided free of charge upon request.
7.4    Right to Review. After receiving written notice of the denial of a claim, a claimant or their representative shall be entitled to: (a) request a full and fair review of the denial of the claim by written application to the Committee (or Appeals Fiduciary in the case of a claim for benefits payable due to a Participant’s Disability); (b) request, free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claim; (c) submit written comments, documents, records, and other information relating to the denied claim to the Committee or Appeals Fiduciary, as applicable; and (d) a review that takes into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.
7.5    Application for Review.
(a)    If a claimant wishes a review of the decision denying their claim to benefits under the Program, other than a claim described in Subsection (b) of this Section, the claimant must submit the written application to the Committee within sixty (60) days after receiving written notice of the denial.
(b)    If the claimant wishes a review of the decision denying a claim to benefits under the Program due to a Participant’s Disability, the claimant must submit the written application to the Appeals Fiduciary within one hundred eighty (180) days after receiving written notice of the denial. With respect to any such claim, in deciding an appeal of any denial based in whole or in part on a medical judgment, the Appeals Fiduciary shall: (i)    consult with a health care professional who has appropriate training and experience in the field of medicine involved in the medical judgment; and (ii) identify the medical and vocational experts whose advice was obtained on behalf of the Program in connection with the denial without regard to whether the advice was relied upon in making the determination to deny the claim. Notwithstanding the foregoing, the health care professional consulted pursuant to this Subsection (b) shall be an individual who was not consulted with respect to the initial denial of the claim that is the subject of the appeal or a subordinate of such individual.
7.6    Hearing. Upon receiving a written application for review, the Committee or Appeals Fiduciary, as applicable, may schedule a hearing for purposes of reviewing the claimant’s claim, which hearing shall take place not more than thirty (30) days from the date on which the Committee or Appeals Fiduciary received such written application for review. At least ten (10) days prior to the scheduled hearing, the claimant and their representative designated in writing by him, if any, shall receive written notice of the date, time, and place of such scheduled hearing. The claimant or their representative, if any, may request that the hearing be rescheduled, for their convenience, on another reasonable date or at another reasonable time or place. All claimants requesting a review of the decision denying their claim for benefits may employ counsel for purposes of the hearing.
7.7    Decision on Review. No later than sixty (60) days (forty-five (45) days with respect to a claim for benefits due to the Participant’s Disability) following the receipt of the written application for review, the Committee or the Appeals Fiduciary, as applicable, shall submit its decision on the review in writing to the claimant involved and to their representative, if any, unless the Committee or Appeals Fiduciary determines that special circumstances (such as the need to hold a hearing) require an extension of time, to a day no later than one hundred twenty (120) days (ninety (90) days with respect to a claim for benefits due to the Participant’s Disability) after the date of receipt of the written application for review. If the Committee or Appeals Fiduciary determines that the extension of time is required, the Committee or Appeals Fiduciary shall furnish to the claimant written notice of the extension before the expiration of the initial sixty (60) day (forty-five (45) days with respect to a claim for benefits due to the Participant’s Disability) period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee or Appeals Fiduciary expects to render its decision on review. In the case of a decision adverse to the claimant, the Committee or Appeals Fiduciary shall provide to the claimant written notice of the denial which shall include: (a) the specific reasons for the decision; (b) specific references to the pertinent provisions of the Program on which the decision is based; (c) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; (d) a statement describing any available voluntary appeal procedures (if any) and of the claimant’s right to obtain information about such procedures as required by ERISA and a statement of the claimant’s right to bring an action under Section 502(a) of ERISA following the denial of the claim upon review; (e) in the case of a claim for benefits due to the Participant’s Disability, if an internal rule, guideline, protocol or other similar criterion is relied upon in making the adverse determination, either the specific rule, guideline, protocol or other similar criterion; or a statement that such rule, guideline, protocol or other similar criterion was relied upon in making the decision and that a copy of such rule, guideline, protocol or other similar criterion will be provided free of charge upon request; (f) in the case of a claim for benefits due to a Participant’s Disability, if a denial of the claim is based on a medical necessity or experimental treatment or similar exclusion or limit, an explanation of the scientific or clinical judgment for the denial, an explanation applying the terms of the Program to the claimant’s medical circumstances or a statement that such explanation will be provided free of charge upon request; and (g) in the case of a claim for benefits due to a Participant’s Disability, a statement regarding the availability of other voluntary alternative dispute resolution options.

8.    GENERAL PROVISIONS
8.1    No Contract. Nothing contained in the Program will restrict the right of the Employer to discharge a Participant or the right of a Participant to resign from employment. The Program should not be construed as an employment contract.
8.2    No Assignment. No Participant or Beneficiary may transfer, assign or otherwise encumber any benefits payable by the Company under the Program. Such benefits may not be seized by any creditor of Participant or Beneficiary or transferred by operation of law in the event of bankruptcy, insolvency or death. Any attempted assignment or transfer will be void.
8.3    Unfunded Program. No person will have any interest in the Company’s assets by virtue of the Program. No Participant or Beneficiary will have any of the rights of a shareholder with respect to any Stock Units held in the Participant’s Account. The Company’s obligation to Participants with respect to, until the Closing Date, the Diversified Investments and Stock Units in their Accounts is a mere promise to pay money or issue shares of Common Stock in the future, and upon and following the Closing Date, the Diversified Investments in their Accounts is a mere promise to pay money in the future, and in any case, any Participant will have the status of a general unsecured creditor of the Company.
8.4    No Trust Created. The Program and any action taken pursuant to the Program should not be construed as creating a trust or other fiduciary relationship between the Company, the Participant, the Participant’s Beneficiary or any other person.
8.5    Binding Effect. The Program will be binding upon and inure to the benefit of the Company, its successors and assigns, and each Participant, the Participant’s heirs, personal representatives, and Beneficiaries.
8.6    Amendments and Termination. The Company will have the right to amend or terminate the Program at any time. The Committee may require that distributions commence following termination and all distributions following termination be made in a lump sum to the extent permitted under Section 409A. Timing of distributions following termination will be made consistent with the requirements of Section 409A.
8.7    Governing Law. To the extent not preempted by ERISA, this Program will be governed by Missouri law.
8.8    Notices. Any notice or claim given under the Program will be in writing and signed by the party giving the same. If such notice or claim is mailed, it will be sent by United States first class mail, postage prepaid, addressed to the recipient’s last known address as shown on the Company’s records. The date of such mailing will be deemed the date of notice.
8.9    Committee’s Right. To the extent permitted by Section 409A, the Committee retains the right to delay a Participant distribution if the payment of such distribution would violate securities laws, eliminate or reduce the Company’s tax deduction by application of

Section 162(m) of the Internal Revenue Code, violate loan covenants or other contractual terms to which the Company is a party, or otherwise result in material harm to the Company.
8.10    Data Privacy. The Company may collect, use, and share personal information of the Participants to implement and administer the Program, including transferring the personal information to the United States, which may have different data privacy laws and protections than the Participant’s home country. This personal information may include, without limitation: employee identification number; national ID number; first and last names; home and other physical address; email addresses; telephone and fax numbers; dates of birth; organization name, job title, and department name; reporting hierarchy; work history; performance ratings; and payroll and tax information. The Company will collect, process, and transfer the personal information pursuant to a proper legal basis and with appropriate safeguards, and may disclose such information to non-agent third parties assisting the Company in administering the Program.